Exhibit 99.2

March 13, 2020

Dear Shareholders,

2019 marked the rebirth of your company. We completed a multiyear transformation, emerging with exciting prospects for years of solid growth. We have a new name. We are relocating headquarters to the U.S. We have new leadership. We returned to profitable operations. We finished the transformation of our business model, now solely focused on solar power project development. We turned our geographic focus to the best markets in Europe and the U.S. And we shored up our balance sheet, enabling us to better fund growth.

In 2019 we…

… renamed the company. We are now ReneSola Power. The name preserves our brand equity while highlighting our sole focus on power project development.

… moving our headquarters. We will be based in Stamford, Connecticut near New York City. Our CEO, CFO, most headquarters staff, and the bulk of the U.S. operations team all work and live in the U.S.

… recruited a new leadership team. I joined ReneSola Power as CEO in December and bring to the Company twenty years of leadership experience at several industry leaders. In addition, Ke Chen was appointed as CFO in November. Ke is a capital markets expert with close ties to one of our largest shareholders, ensuring a laser-focus on increasing shareholder value.

… returned to profitable operations. We grew our top line by 23%, increased our adjusted EBITDA by nearly 25%, more than doubled our non-GAAP net income attributed to ReneSola Power, and generated operating cash flow of $56 million and free cash flow of more than $54 million.

… finished our transformation to a project developer. The transformation started a couple of years ago. We are now fully staffed in our target geographies, and generating profitable sales in the U.S. and Europe. Our operations in China consist only of managing our rooftop DG portfolio, which produces a steady flow of high margin revenue.

… shored up our balance sheet. One of our principal shareholders increased their investment in us. We used this funding and our operating cash flow to strengthen our balance sheet. We reduced total borrowings by more than $46 million and significantly improved our cash position. As a result of the reduced debt, our total liability ratio significantly improved. Our total equity value increased to $137 million.

As you can see, ReneSola Power is now a completely American company with global operations and exciting multiyear growth prospects. In the rest of this letter, I will elaborate on why we are so excited about our future.

Massive Market Opportunity

The global solar power project development business is large yet continues to grow. Industry market research estimates that by 2040, the share of renewables in the energy market will increase to around 30% and will become the single largest source globally of power generation. Europe continues to lead the way in terms of penetration of renewables. Moreover, renewable energy is expected to grow and account for more than 50% in the European energy market by 2040. Both Europe and the U.S. are expected to be the two key markets driving the growth of renewables in the next several years. With our focus on the U.S. and European markets (primarily Poland, Hungary, Spain, France, and the U.K.), we believe we are strategically positioned for growth.

Our Project Development business benefits from an intense focus on small-scale projects in diverse jurisdictions with a high PPA/FiT price that generates attractive returns. While we are optimistic about the outlook for this business, we are mindful of its inherent uncertainties. In particular, projects may take longer than we expect to develop and monetize. Quarterly fluctuations in project development revenue primarily reflect a normal unevenness in our business as we recognize revenue based on project completion. Nonetheless, despite the volatility, we believe this business is exceptionally attractive. We will continue to execute on our strategy to pursue high-margin project development opportunities in profitable and growing markets in the U.S. and Europe.

As of December 31, 2019, our total project pipeline was 700 MW, down from 1.4GW a year ago. Likewise, our late-stage pipeline decreased to 417 MW from 773 MW last year. This is a result of our effort to optimize the profit potential of our pipeline. We took a write-down of the projects in several emerging markets that were not economically viable, and redirected our effort to other profitable markets, including the U.S. and Europe, where we see tremendous growth opportunities with high-quality projects. Importantly, we intend to add incremental project pipeline in our core markets (the U.S., U.K., Spain, Poland, France, Germany and Hungary) to reach 1GW by the end of 2020. Our teams around the world are dedicated to our success, possessing excellent skills and years of industry experience. In addition, we believe our solid balance sheet provides a strong fou ndation to fund growth.

2019 Highlights: High Growth, Profitability, Strengthened Balance Sheet

	2019 ($ millions)	2018 ($ millions)	Y/Y Change
Revenue	$119.1	$96.9	+23%
Gross Profit	$34.2	$28.1	+22%
Non-GAAP Operating Income	$26.4	$18.2	+45%
Adjusted EBITDA	$33.6	$26.9	+25%
Non-GAAP net income attributed to ReneSola Ltd	$14.1	$7.0	+101%

	Q4’19 ($ millions)	Q3’19 ($ millions)	Q/Q Change
Revenue	$26.5	$66.s0	-60%
Gross Profit	$7.1	$16.2	-56%
Non-GAAP Operating Income	$5.3	$14.0	-62%
Adjusted EBITDA	$7.5	$15.8	-52%
Non-GAAP net income attributed to ReneSola Ltd	$4.3	$8.8	-52%

Full Year 2019

•	Revenue increased 23% to $119.1 million from $96.9 million in 2018;
o	$90.1 million from Project Development business
o	$28.7 million from IPP business, primarily from the sale of electricity in China
•	Gross margin was 28.7%, compared to 29.0% in 2018;
•	Non-GAAP net income attributed to ReneSola Ltd was $14.1 million, up from $7.0 million in 2018
•	Generated $55.9 million of cash from operations;
•	Connected 24.1 MW solar projects and sold 21.1 MW community solar projects in U.S.;
•	Connected 10.8 MW of rooftop projects and sold 49.2 MW projects in China;
•	Connected 11 MW of DG projects and sold 81 MW of projects in Poland;
•	Connected 6.2 MW of DG projects and sold 13.9 MW of projects in Hungary;
•	Connected 7.0 MW of Fit projects in Canada;
•	Sold 2.5 MW of solar projects in France;
•	Solar power project pipeline of approximately 700 MW, of which 417.4 MW are late-stage projects.

Fourth Quarter 2019

•	Revenue was $26.5 million, ahead of the guidance range of $20 to $25 million;
o	$21.1 million from the Project Development business
o	$4.1 million from the IPP business, primarily from the sale of electricity in China
•	Gross margin was 26.9%, compared to 24.6% in Q3 2019;
•	Non-GAAP net income attributed to ReneSola Ltd was $4.3 million, down from $8.8 million in Q3 2019;
•	Connected 6.2 MW of “micro projects” in Hungary and 2.2 MW of rooftop DG projects in China;
•	Sold 26 MW of project rights in Poland and 13.9 MW of ground-mounted solar farms in Hungary.

Attractive Profit-Optimized Project Pipeline

The development pipeline is strong at around 700 MW, of which over 400 MW are late-stage projects and about 30 MW are under construction. We believe the profile of this pipeline is attractive due to its broad geographic diversification in the best markets.

Late-stage projects include those with the legal right to develop based on definitive agreements, including those held by project Special Purpose Vehicles (“SPVs”) or joint-venture project SPVs whose controlling power belongs to us.

The following table highlights our late-stage project pipeline by location:

Project Location	Late-stage (MW)	Under Construction (MW)
US	193.4	15.0
Poland	19.0	--
Hungary	35.5	15.1
France	42.5	--
Spain	37.0	--
U.K.	90.0	--
Total	417.4	30.1

Strong Performance and Outlook around the World

United States

Our late-stage projects total 193.4 MW, of which 70.9 MW are community solar projects in Minnesota and New York. Additionally, we have projects under development in Utah, Florida, and Maine. Meanwhile, we operate 24.1 MW of utility projects in North Carolina.

US: Late-stage Pipeline	Location	Capacity	Project Type	Status	Expected COD	Business Model
		(MW)
Utah	UT	9.2	DG	Development	2020	Project Development
MN-VOS	MN	16.9	Community Solar	Development	2020/2021	Project Development
New York	NY	39.0	Community Solar	Development	2020/2021	Project Development
Florida	FL	100.0	TBD	Development	2020	Project Development
Maine	ME	13.3	TBD	Development	2020/2021	Project Development
MN 2.2	MN	15.0	Community Solar	Construction	2020	Project Development
	Total	193.4

Poland

As of December 31, 2019, we had total projects of 19 MW in our development pipeline, 7 MW were awarded to us in the government auction in December 2019.

Poland: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Auction 2019 Dec	Poland	19.0	Ground-mounted	Under Development	2020/2021	Build-Transfer
Total		19.0

Hungary

In Hungary, we invest in small-scale DG projects. Our late-stage pipeline has multiple “micro projects”, with an average size of 0.5 MW per project, bringing total capacity to 35.5 MW. Of the late-stage projects, 15.1 MW are under construction and expected to be connected to the grid in the second quarter of 2020.

Hungary: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Portfolio of “Micro PPs”, 0.5 MW each	Hungary	15.1	DG	Under construction	2020	Build-Transfer
Portfolio of “Micro PPs”, 0.5 MW each	Hungary	12.3	DG	Ready to build	2020	Build-Transfer
Portfolio of “Micro PPs”, 0.5 MW each	Hungary	8.1	DG	Under Development	2021	Build-Transfer
Total		35.5

France

In France, we have a project pipeline of 42.5 MW, all of which are ground-mounted projects. Additionally, one of these ground-mounted projects is a 30 MW solar park we are developing with our strategic partner, Green City Energy.

France: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
SOLARPARK-Eguilles	France	30.0	Ground-mounted	Development	2021/2022	Project Development
Minjoulet	France	5.0	Ground-mounted	Development	2021/2022	Project Development
Les Termes	France	4.5	Ground-mounted	Development	2021/2022	Project Development
Les Toiras	France	3.0	Ground-mounted	Development	2021/2022	Project Development
Total		42.5

Spain

We have a late-stage pipeline of 37 MW of ground-mounted projects primarily located in the Murica and Algorfa regions.

Spain: Late-stage Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Caravaca	Murcia, Spain	6.0	Ground-mounted	Under Development	2020/2021	Build-Transfer
Altajero	Murcia, Spain	6.0	Ground-mounted	Under Development	2020/2021	Build-Transfer
Castillo	Algorfa, Spain	25.0	Ground-mounted	Under Development	2021	Build-Transfer
Total		37.0

U.K.

We have a late-stage pipeline of 90 MW of ground-mounted projects primarily located in Stratford and Derby.

Project Pipeline	Location	Capacity (MW)	Project Type	Status	Expected COD	Business Model
Stratford	UK	47.0	Ground-mounted	Under Development	2020/2021	Project Development
Derby	UK	43.0	Ground-mounted	Under Development	2021	Project Development
Total		90.0

Operating Assets and Completed Projects for Sale

We currently own 216 MW of operating projects. Of the 216 MW of assets, we operate 172 MW of rooftop projects in China, 24.1 MW in the U.S., 15.4 MW in Romania, and 4.3 MW in the United Kingdom. In China, we operate 172 MW of rooftop solar, concentrated in a few eastern provinces with credit-worthy Commercial and Industrial (C&I) off-takers.

Operating Assets	Capacity (MW)
China DG	172.0
- Zhejiang	47.6
- Henan	56.4
- Anhui	31.6
- Hebei	17.2
- Jiangsu	12.8
- Shandong	2.0
- Fujian	4.4
Romania	15.4
United States	24.1
United Kingdom	4.3
Total	215.8

As of December 31, 2019, we had 7 MW of completed projects that are currently for sale.

Completed Projects for Sale	Capacity (MW)
Canada	7.0
Total	7.0

Fourth Quarter and Full Year 2019 Financial Details

Revenue

Fourth quarter revenue was $26.5 million, down sequentially and up year-over-year. Revenue from Project Development was largely driven by the sale of solar projects in Poland and Hungary. Energy sales were mostly from the 31.1 million KWh generated by our rooftop DG projects in China.

Full year 2019 revenue of $119.1 million was up 23% year-over-year. Revenue from the Project Development business was $90.1 million, driven by project sales in multiple countries, including the U.S., France, Poland and Hungary. Electricity sales were $28.7 million, primarily attributable to the 191.8 million KWh of electricity generated by our projects in China.

Gross Profits and Gross Margin

Gross profit was $7.1 million in Q4 of 2019, yielding a gross margin of 26.9%. This compares to a gross profit of $16.2 million and gross margin of 24.6% in Q3 of 2019, and a gross profit of $2.9 million and gross margin of 51.4% in Q4 of 2018.

For the full year 2019, gross profit was $34.2 million, yielding a gross margin of 28.7%. This compares to a gross profit of $28.1 million and gross margin of 29.0% in 2018.

Operating Expense and Operating Income

Fourth quarter operating expenses were $20.4 million, up both sequentially and year-over-year. Sales and marketing expenses of $285,000 were down both sequentially and year-over-year. General and administrative expenses of $8.6 million were up both sequentially and year-over-year. Operating expenses in the fourth quarter 2019 included an impairment charge of $1.3 million on the fixed assets related to the expected lower sale price of power projects in China and operating losses of $10.2 million related to the write-down of canceled projects in U.S. and China, disposal loss of power plants and time value discount on government electricity subsidy receivables in China.

Fourth quarter operating loss was $13.3 million, compared to operating income of $7.4 million in Q3 2019 and operating loss of $1.9 million in Q4 2018. Non-GAAP operating income in Q4 2019 was $5.3 million, compared to a non-GAAP operating income of $14.0 million in Q3 2019 and $0.3 million in Q4 2018.

For the full year 2019, operating expenses were $35.2 million, up from $12.5 million in 2018. Sales and marketing expenses were $750,000, down from $886,000 in 2018. General and administrative expenses were $15.8 million, up from $10.2 million in 2018. Operating expenses in 2019 included an impairment charge of $6.9 million on the fixed assets related to the expected lower sale price of power projects in China and other operating loss of $11.8 million related to the write-down of canceled projects in U.S. and China, disposal loss of power plants and time value discount on government electricity subsidy receivables in China.

Operating loss was $1.0 million in 2019, compared to operating income of $15.5 million in 2018. Non-GAAP operating income was $26.4 million in 2019, up from $18.2 million in 2018. Non-GAAP operating margin was 21.9% in the full year of 2019, up from 18.8% in 2018.

Net Income/loss

Q4 net loss attributed to ReneSola Ltd was $10.9 million, compared to net income of $2.4 million in Q3 2019 and net loss of $4.5 million in Q4 2018. Net loss per share was $0.23 in Q4 2019, compared to net income per share of $0.06 in Q3 2019 and net loss per share of $0.12 in Q4 2018.

Q4 non-GAAP net income attributed to ReneSola Ltd was $4.3 million, compared to non-GAAP net income of $8.8 million in Q3 2019 and non-GAAP net loss of $1.1 million in Q4 2018. Non-GAAP net income per share was $0.09, compared to non-GAAP net income per share of $0.23 in Q3 2019 and non-GAAP net loss per share of $0.03 in Q4 2018.

Net loss attributed to ReneSola Ltd was $8.8 million in the full year 2019, compared to net income of $1.8 million in 2018. Net loss per share was $0.22 in 2019, compared to net income per share of $0.05 in 2018. Non-GAAP net income attributed to ReneSola Ltd was $14.1 million in the full year 2019, compared to $7.0 million in 2018. Non-GAAP net income per share was $0.35 in 2019, compared to $0.18 in 2018.

Financial Position

Our balance sheet strengthened in 2019. We had cash and equivalents of $24.3 million as of December 31, 2019, compared to $9.4 million as of September 30, 2019 and $6.8 million as of December 31, 2018. Long-term borrowings were $3.4 million as of December 31, 2019, compared to $10.9 million as of September 30, 2019 and $41.4 million as of December 31, 2018. Long-term failed sale-lease back and finance lease liabilities, associated with the financial leasing payables for rooftop projects in China, were $46.7 million as of December 31, 2019, compared to $57.5 million as of September 30, 2019 and $77.9 million as of December 31, 2018. Short-term borrowings were $35.8 million as of December 31, 2019, down from $41.4 million as of September 30, 2019 and $44.5 million as of December 31, 2018.

Cost of Capital

An important performance objective for our CFO is to lower the company’s cost of capital. We believe that our current stock market valuation does not fully reflect the sustainability of our return to profitable growth, nor our strengthening balance sheet. Supporting our viewpoint is the table below of key valuation metrics, which are among the lowest when compared to a peer group of other solar project developers.

Outlook

For 2020, we expect revenue in the range of $80 to $100 million and overall gross margin in the range of 18 % to 20%. For the first quarter of 2020, we expect revenue to be in the range of $30 to $33 million and overall gross margin in the range of 8% to 10%.

Conclusion

Our solid results in 2019 demonstrate that our strategy is the right one. The appointment of new leadership marks the completion of a period of intense transformation, as we prepare to drive sustained high growth. Our strategic focus on the U.S. and Europe positions us as a global leader in project development, which is supported by the relocation of our headquarters to the U.S. We intend to drive down our cost of capital by continuing to strengthen our balance sheet, and through greater visibility and accessibility in the U.S. capital markets. We are focused on operating efficiently and profitably, delivering high returns and generating good cash flow, which we believe can drive a higher valuation for us over time.

Fourth Quarter and Full Year 2019 Earnings Results Conference Call

We will host a conference call today to discuss our Q4 and 2019 business and financial results. The call is scheduled to begin at 8:30 a.m. U.S. Eastern Time (8:30 p.m. China Standard Time).

Dial-in details for the earnings conference call are as follows:

	Phone Number	Toll-Free Number
United States	+1 (845) 675-0437	+1 (866) 519-4004
Hong Kong	+852 30186771	+852 (800) 906601
Mainland China	+86 (800) 819-0121 +86 (400) 620-8038
Other International	+65 6713-5090

The call passcode is 8467105.

A replay of the conference call may be accessed by phone at the following numbers until March 21, 2020. To access the replay, please again reference the conference passcode 8467105.

	Phone Number	Toll-Free Number
United States	+1 (646) 254-3697	+1 (855) 452-5696
Hong Kong	+852 3051-2780	+852 (800) 963117
Mainland China	+86 (800) 870-0206 +86 (400) 602-2065
Other International	+61 (2) 8199-0299

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola Power's website at http://www.renesolapower.com.

Sincerely,

Yumin Liu

Chief Executive Officer

Safe Harbor Statement

This shareholder letter contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company’s continuing operations and you may not be able to compare such information with the Company’s past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

In the United States:

ReneSola Ltd

Mr. Adam Krop

 +1 (347) 577-9055 x115

IR.USA@renesolapower.com

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

In China:

ReneSola Ltd

Ms. Ella Li

+86 (21) 6280-8070 x102

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

Appendix 1:

RENESOLA LTD

Unaudited Consolidated Statements of Income

(US dollars in thousands, except ADS and share data)

	Three Months Ended			Twelve Months Ended
	Dec 31, 2019	Sep 30, 2019	Dec 31, 2018	FY 2019	FY 2018

Net revenues	26,529	65,963	5,574	119,117	96,906
Total net revenues	26,529	65,963	5,574	119,117	96,906
Cost of revenues	(19,390)	(49,731)	(2,708)	(84,891)	(68,837)
Gross profit	7,139	16,232	2,866	34,226	28,069

Operating (expenses) income:
Sales and marketing	(285)	(365)	(466)	(750)	(886)
General and administrative	(8,608)	(2,101)	(2,499)	(15,757)	(10,199)
Impairment of long-lived assets	(1,326)	(5,532)	-	(6,880)	-
Other operating loss	(10,226)	(872)	(1,796)	(11,803)	(1,453)
Total operating expenses	(20,445)	(8,870)	(4,761)	(35,190)	(12,538)

Income (loss) from operations	(13,306)	7,362	(1,895)	(964)	15,531

Non-operating (expenses) income:
Interest income	587	2	-	823	194
Interest expense	(2,277)	(2,193)	(1,882)	(9,160)	(8,704)
Foreign exchange gains (loss)	719	(2,505)	(1,069)	(1,274)	(2,461)
Other income	-	-	305	-	347
Income (loss) before income tax, noncontrolling interests	(14,277)	2,666	(4,541)	(10,575)	4,907

Income tax benefit (expense)	(182)	(844)	202	(1,105)	189
Net income (loss)	(14,459)	1,822	(4,339)	(11,680)	5,096

Less: Net income (loss) attributed to noncontrolling interests	(3,519)	(538)	142	(2,849)	3,337
Net income (loss) attributed to ReneSola Ltd	(10,940)	2,360	(4,481)	(8,831)	1,759

Income (loss) attributed to ReneSola Ltd per share
Basic	(0.23)	0.06	(0.12)	(0.22)	0.05
Diluted	(0.23)	0.06	(0.12)	(0.22)	0.05

Weighted average number of shares used in computing income (loss) per share*
Basic	48,081,890	38,081,890	38,081,890	40,595,551	38,075,293
Diluted	48,081,890	38,081,890	38,081,890	40,595,551	38,075,293

*Share refers to our American depositary shares (ADSs), each of which represents 10 ordinary shares

Appendix 2:

RENESOLA LTD

Unaudited Consolidated Balance Sheets

(US dollars in thousands)

	Dec 31,	Sep 30,	Dec 31,
	2019	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	24,292	9,361	6,750
Restricted cash	405	866	2,276
Accounts receivable, net of allowances for doubtful accounts	13,835	39,871	34,484
Advances to suppliers, net	248	614	380
Value added tax recoverable	7,508	6,778	12,808
Prepaid expenses and other current assets	6,069	8,893	14,319
Project assets current	32,125	27,245	64,258
Assets held for sale	18,579	13,220	-
Total current assets	103,061	106,848	135,275

Property, plant and equipment, net	143,301	155,244	190,787
Deferred tax assets, net	838	1,042	1,111
Project assets non-current	6,523	12,656	44,082
Operating lease right-of-use assets	23,991	23,435	-
Finance lease right-of-use assets	24,992	32,681	-
Other non-current assets	17,237	809	6,459
Total assets	319,943	332,715	377,714

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	35,757	41,357	44,465
Bond payable current	2,504	4,924	-
Accounts payable	20,431	13,980	12,050
Advances from customers	86	26	103
Amounts due to related parties	2,748	2,211	23,239
Other current liabilities	27,163	28,229	52,749
Income tax payable	1,078	1,176	707
Salary payable	438	526	425
Operating lease liabilities current	453	1,257	-
Failed sale-lease back and finance lease liabilities current	9,579	10,812	-
Liabilities held for sale	9,168	8,982	-
Total current liabilities	109,405	113,480	133,738

Long-term borrowings	3,367	10,905	41,435
Operating lease liabilities non-current	22,888	21,545	-
Failed sale-lease back and finance lease liabilities non-current	46,737	57,461	77,875
Total liabilities	182,397	203,391	253,048

Shareholders' equity
Common shares	530,208	519,313	519,313
Additional paid-in capital	9,713	9,667	9,364
Accumulated deficit	(442,346)	(431,406)	(433,514)
Accumulated other comprehensive loss	(2,859)	(3,164)	(4,493)
Total equity attributed to ReneSola Ltd	94,716	94,410	90,670
Noncontrolling interest	42,830	34,914	33,996
Total shareholders' equity	137,546	129,324	124,666

Total liabilities and shareholders' equity	319,943	332,715	377,714

Appendix 3:

RENESOLA LTD

Unaudited Consolidated Statements of Cash Flow

(US dollar in thousands)

	For The Year Ended
	12/31/2019	12/31/2018
Net cash provided by (used in) operating activities	55,914	(51,088)

Net cash used in investing activities	(1,597)	(40,400)

Net cash provided by (used in) financing activities	(39,304)	85,825

Effect of exchange rate changes	1,085	1,260
Net increase (decrease) in cash and cash equivalents and restricted cash	16,098	(4,403)
Cash and cash equivalents and restricted cash, beginning of year	9,026	13,429
Cash and cash equivalents and restricted cash held for sale	(427)	-
Cash and cash equivalents and restricted cash, end of year	24,697	9,026

Appendix 4:

Use of Non-GAAP Financial Measures

To supplement ReneSola Ltd’s financial statements presented on a GAAP basis, ReneSola Ltd provides Adjusted EBITDA as supplemental measures of its performance.

To provide investors with additional insight and allow for a more comprehensive understanding of the information used by management in its financial and decision-making surrounding pro-forma operations, we supplement our consolidated financial statements presented on a basis consistent with U.S. generally accepted accounting principles, or GAAP, with EBITDA, Adjusted EBITDA, non-GAAP net income/ (loss) attributed to ReneSola Ltd and non-GAAP EPS as non-GAAP financial measures of earnings.

• EBITDA represents net income before income tax expense (benefit), interest expense, depreciation and amortization.

• Adjusted EBITDA represents EBITDA plus discount of electricity subsidy in China, plus share-based compensation, plus bad debt provision, plus impairment of long-lived assets, plus one-time penalty of postponed payables, plus loss on one-time settlement of disputed Turkish receivables, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

•Non-GAAP net income/ (loss) attributed to ReneSola Ltd represents GAAP net income/(loss) attributed to ReneSola Ltd plus discount of electricity subsidy in China, plus share-based compensation, plus bad debt provision, plus impairment of long-lived assets, plus one-time penalty of postponed payables, plus loss on one-time settlement of disputed Turkish receivables, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

• Non-GAAP EPS represents Non-GAAP net income/ (loss) attributed to ReneSola Ltd divided by the number of fully diluted shares outstanding.

Our management uses EBITDA, Adjusted EBITDA, non-GAAP net income/ (loss) attributed to ReneSola Ltd and non-GAAP EPS as financial measures to evaluate the profitability and efficiency of our business model. We use these non-GAAP financial measures to access the strength of the underlying operations of our business. These adjustments, and the non-GAAP financial measures that are derived from them, provide supplemental information to analyze our operations between periods and over time.

We find this especially useful when reviewing pro-forma results of operations, which include large non-cash impairment of long-lived assets and loss on disposal of assets. Investors should consider our non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

GAAP to Non-GAAP Reconciliation (Part 1)

GAAP to Non-GAAP Reconciliation	Three months ended			Twelve months ended December 31
(USD in thousands)	Dec 31, 2019	Sep 30, 2019	Dec 31, 2018	2019	2018

Reconciliation of Revenue
GAAP Net revenue	$26,529	$65,963	$5,574	$119,117	$96,906
Add: Discount of electricity subsidy in china	1,297	-	-	1,297	-
Non-GAAP Net revenue	$27,826	$65,963	$5,574	$120,414	$96,906

GAAP Gross Margin
US. GAAP as reported	$7,139	$16,232	$2,866	$34,226	$28,069
Add: Discount of electricity subsidy in china	1,297	-	-	1,297	-
Non-GAAP Gross Margin	$8,436	$16,232	$2,866	$35,523	$28,069

Reconciliation of operating expenses
GAAP operating expenses	$(20,445)	$(8,870)	$(4,761)	$(35,190)	$(12,538)
Add: Discount of electricity subsidy in china	1,563	-	-	1,563	-
Add: Share based compensation	46	71	28	349	439
Add: Bad debt provision of receivables	6,051	20	-	6,982	-
Add: Impairment of long-lived assets	1,326	5,532	-	6,880	-
Add: Penalty of postponed property, plant and equipment payable	248	-	-	281	-
Add: Loss on settlement of disputed Turkish receivables	-	-	1,230	-	1,230
Add: Penalty and warranty of EPC service	-	-	997	-	997
Add: Loss on disposal of project assets	6,435	-	273	6,435	273
Add: Loss on disposal of property, plant and equipment	1,679	968	-	3,908	-
Less: Gains on disposal of property, plant and equipment	(33)	-	(291)	(302)	(291)
Non-GAAP operating expenses	$(3,131)	$(2,279)	$(2,524)	$(9,095)	$(9,890)

Reconciliation of Operation Income(loss)
GAAP Operation Income(loss)	$(13,306)	$7,362	$(1,895)	$(964)	$15,531
Add: Discount of electricity subsidy in china	2,860			2,860
Add: Share based compensation	46	71	28	349	439
Add: Bad debt provision of receivables	6,051	20	-	6,982	-
Add: Impairment of long-lived assets	1,326	5,532	-	6,880	-
Add: Penalty of postponed property, plant and equipment payable	248	-	-	281	-
Add: Loss on settlement of disputed Turkish receivables	-	-	1,230	-	1,230
Add: Penalty and warranty of EPC service	-	-	997	-	997
Add: Loss on disposal of project assets	6,435	-	273	6,435	273
Add: Loss on disposal of property, plant and equipment	1,679	968	-	3,908	-
Less: Gains on disposal of property, plant and equipment	(33)	-	(291)	(302)	(291)
Non-GAAP Operation Income(loss)	$5,305	$13,953	$342	$26,428	$18,179

Reconciliation of Net Income(loss)
GAAP Net Income(loss)	$(14,459)	$1,822	$(4,339)	$(11,680)	$5,096
Add: Discount of electricity subsidy in china	2,860	-	-	2,860	-
Add: Share based compensation	46	71	28	349	439
Add: Bad debt provision of receivables	6,051	20	-	6,982	-
Add: Impairment of long-lived assets	1,326	5,532	-	6,880	-
Add: Penalty of postponed property, plant and equipment payable	248	-	-	281	-
Add: Loss on settlement of disputed Turkish receivables	-	-	1,230	-	1,230
Add: Penalty and warranty of EPC service	-	-	997	-	997
Add: Loss on disposal of project assets	6,435	-	273	6,435	273
Add: Loss on disposal of property, plant and equipment	1,679	968	-	3,908	-
Less: Gains on disposal of property, plant and equipment	(33)	-	(291)	(302)	(291)
Less: Interest income of discounted electricity subsidy in china	(589)			(589)
Add: Foreign exchange loss/(gain)	(719)	2,505	1,069	1,274	2,461
Non-GAAP Net Income(loss)	$2,844	$10,918	$(1,033)	$16,397	$10,205

GAAP to Non-GAAP Reconciliation (Part 2)

GAAP to Non-GAAP Reconciliation	Three months ended			Twelve months ended December 31
(USD in thousands)	Dec 31, 2019	Sep 30, 2019	Dec 31, 2018	2019	2018

Reconciliation of Net income (loss) attributed to ReneSola Ltd
GAAP Net income (loss) attributed to ReneSola Ltd	$(10,940)	$2,360	$(4,481)	$(8,831)	$1,759
Add: Discount of electricity subsidy in china	1,712	-	-	1,712	-
Add: Share based compensation	46	71	28	349	439
Add: Bad debt provision of receivables	6,051	20	-	6,982	-
Add: Impairment of long-lived assets	794	3,312	-	4,119	-
Add: Penalty of postponed property, plant and equipment payable	248	-	-	281	-
Add: Loss on settlement of disputed Turkish receivables	-	-	1,230	-	1,230
Add: Penalty and warranty of EPC service	-	-	997	-	997
Add: Loss on disposal of project assets	6,435	-	273	6,435	273
Add: Loss on disposal of property, plant and equipment	1,005	579	-	2,340	-
Less: Gains on disposal of property, plant and equipment	(20)	-	(174)	(181)	(174)
Less: Interest income of discounted electricity subsidy in china	(353)	-	-	(353)	-
Add: Foreign exchange loss/(gain)	(719)	2,505	1,069	1,274	2,461
Non-GAAP Net income (loss) attributed to ReneSola Ltd	$4,259	$8,848	$(1,058)	$14,127	$6,985